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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/04/09 (MM/DD/YY) AND ENDING 07/02/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, PO Box 251, Ernst & Young Tower
(No. and Street)

Toronto (City) | Ontario (State) | M5K 1J7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue (Address) | Toronto (City) | Ontario (State) | M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of July 2, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Dona Gilbertson

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

JULY 2, 2010

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the statement of financial condition of Ernst & Young Corporate Finance (Canada) Inc. as at July 2, 2010 and the statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 2, 2010 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. As required by rule 17a-5(i)(3) under the Securities Exchange Act of 1934, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 13, 2010

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT JULY 2, 2010
(with comparative figures as at July 3, 2009)
(expressed in U.S. Dollars)

ASSETS

	2010	2009
CURRENT		
Cash	$ 615,891	$ 567,236
Due from affiliates (note 4)	13,496	2,757
Taxes recoverable (note 5)	2,750	50,409
TOTAL ASSETS	$ 632,137	$ 620,402

LIABILITIES

	2010	2009
CURRENT		
Accounts payable and accrued liabilities	$ 34,825	$ 41,276
Due to affiliate (note 4)	43,658	-
TOTAL LIABILITIES	78,483	41,276

STOCKHOLDER'S EQUITY

	2010	2009
COMMON SHARES (note 6)	738,373	738,373
DEFICIT	(184,719)	(159,247)
TOTAL STOCKHOLDER'S EQUITY	553,654	579,126
	$ 632,137	$ 620,402



ON BEHALF OF THE BOARD

____________________ DIRECTOR

____________________ DIRECTOR

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 2, 2010
(with comparative figures as at July 3, 2009)
(expressed in U.S. Dollars)

	2010			2009
	Common shares	Deficit	Total	Total
Balance, beginning of the year	$ 738,373	$ (159,247)	$ 579,126	$ 696,447
Net loss for the year	-	(25,472)	(25,472)	(117,321)
Balance, end of the year	$ 738,373	$ (184,719)	$ 553,654	$ 579,126

See accompanying notes to financial statements


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 2, 2010
(with comparative figures for the year ended July 3, 2009)
(expressed in U.S. Dollars)

	2010	2009
REVENUE (note 4)	$ 683,674	$ 586,867
EXPENSES		
Professional service fees (note 4)	402,053	360,125
Administrative service fees (note 4)	189,097	170,991
Technology	43,958	39,246
Audit	30,663	30,041
Regulatory fees and education	29,624	84,817
Legal fees	19,727	56,440
Capital taxes expense (recovery)	(1,296)	1,193
Foreign currency translation loss (gain)	(4,680)	19,123
	709,146	761,976
LOSS BEFORE INCOME TAXES	(25,472)	(175,109)
RECOVERY OF INCOME TAXES	-	57,788
NET LOSS	$ (25,472)	$ (117,321)

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 2, 2010
(with comparative figures for the year ended July 3, 2009)
(expressed in U.S. Dollars)

	2010	2009
CASH FLOWS FROM OPERATIONS		
Net loss for the year	$ (25,472)	$ (117,321)
Net changes in non-cash working capital items related to operations:		
Due from/to affiliate	32,919	(18,600)
Accounts payable and accrued liabilities	(6,451)	(21,555)
Taxes recoverable	47,659	92,571
NET INCREASE (DECREASE) IN CASH FOR THE YEAR	48,655	(64,905)
CASH, BEGINNING OF THE YEAR	567,236	632,141
CASH, END OF THE YEAR	$ 615,891	$ 567,236

See accompanying notes to financial statements


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Business Corporations Act of Ontario and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc. ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was July 2, 2010 and in fiscal 2009 the closest Friday to June 30 fell on July 3, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(c) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(d) **Revenue recognition -**

The Company recognizes revenue on provision of advisory services as services are provided. The Company recognizes transactional services when the transaction is completed. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(e) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is future income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

(f) **Recent accounting pronouncement -**

In February 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-09 to Subsequent Events, Topic 855 ("ASU 2010-09"). ASU 2010-09 did not change GAAP but reorganizes the literature. The major change in ASU 2010-09 is to allow SEC filers not to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim and annual periods ending after June 15, 2010. The Company has adopted the change in these financial statements and there was no impact to disclosures.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, due from/ to affiliate and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company's cash is held at one financial institution.

None of the cash held on deposit with the bank at July 2, 2010 is federally insured.

4. RELATED PARTY TRANSACTIONS AND BALANCES

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates. For the year ended July 2, 2010, the total amount of work subcontracted to the Company from EYOCF totaled $471,373 (2009 - $351,552), and is included under "Revenue". Accordingly, the Company is economically dependent on EYOCF for the majority of its revenue.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. For the year ended July 2, 2010, the total amount charged to the Company by EYOCF for work done for the EYOCF's clients totaled $383,440 (2009 - $283,756), as included under "Professional service fees". In addition, EYOCF has charged the Company $189,097 (2009 - $170,991) worth of costs representing an allocation of EYOCF's costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYOCF on behalf of the Company, as included under "Administrative service fees". As at July 2, 2010, the balance due to EYOCF was offset with the amount due to the Company from EYOCF, in accordance with the Amended Agreement, and the net balance is included under "Due to affiliate". The amount is unsecured, non-interest bearing and due on demand.

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company hires EYOCF staff to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. During the year, the total amount of revenue from Member Firms totaled $21,352 (2009 - $87,904), and is included under "Revenue". In addition, the Company earns annual service fees from Member Firms for assistance with compliance with SEC rules. The annual service fee amount is individually determined with each Member Firm. Total annual service fees earned during the year were $190,949 (2009 - $147,411), and are included under "Revenue". At July 2, 2010, the Company has an amount receivable from Member Firms of $13,496 ($nil at July 3, 2009), and is included under "Due from affiliates".

For services provided, the Company pays EYOCF an amount equal to the time spent charged at the agreed upon rates as defined in the Amended Agreement. During the year, the total amount of work charged to the Company by EYOCF for work done for Member Firms totaled $18,613 (2009 - $76,369), and is included under "Professional service fees".

At July 2, 2010, the Company has a net amount payable to EYOCF of $43,658 (net amount receivable of $2,757 at July 3, 2009) and is included under "Due to affiliate".

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. INCOME TAXES

The Company has loss carryforwards of $40,158 for federal tax income tax purposes. The carryforward amounts expire in the year ending July 2, 2030.

A valuation allowance has been recorded for the full amount of future tax assets arising from loss carryforwards as management believes that it is more likely than not that the Company will not be able to utilize the benefit of the future income tax asset in the foreseeable future.

6. COMMON SHARES

The Company has an unlimited number of authorized common shares, of which 738,373 are issued.

7. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of July 2, 2010, the Company had net capital of $537,408 (2009 - $525,960), which exceeded minimum net capital requirements by $237,408 (2009 - $275,960).

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

SUPPLEMENTARY INFORMATION

JULY 2, 2010

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JULY 2, 2010

(expressed in U.S. Dollars)

Balance, beginning of year	$ -
Increase in subordinated loan	-
Balance, end of year	$ -

See accompanying notes to financial statements

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the attached schedule of Computation of Net Capital Pursuant to rule 15c3-1 of the United States Securities and Exchange Commission ("SEC") as at July 2, 2010. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the schedule is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the schedule.

In our opinion, this schedule presents fairly, in all material respects, the Company's Computation of Net Capital Pursuant to SEC rule 15c3-1 as at July 2, 2010.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 13, 2010

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
AS AT JULY 2, 2010
(with comparative figures as at July 3, 2009)
(expressed in U.S. Dollars)

	2010	2009
Stockholder's equity	$ 553,654	$ 579,126
Deductions and/or changes:		
Non-allowable assets		
Taxes recoverable	(2,750)	(50,409)
Due from affiliates	(13,496)	(2,757)
Net capital	537,408	525,960
Minimum net capital requirement -		
The greater of 2% of aggregate debit items arising from customer transactions of $nil or $250,000	250,000	250,000
Excess net capital	$ 287,408	$ 275,960
Net capital in excess of 5% of combined aggregate debit items or $120,000		$ 405,960
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 237,408	

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON COMPLIANCE WITH REGULATORY RULES

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited Ernst & Young Corporate Finance (Canada) Inc.'s compliance with paragraph (k)(2)(i) of rule 15c3-3 of the United States Securities and Exchange Commission (the "Rule") as at July 2, 2010. Compliance with the Rule is the responsibility of the Company's management. Our responsibility is to express an opinion on this compliance based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule. Such an audit includes examining, on a test basis, evidence supporting compliance, evaluating the overall compliance with the Rule, and where applicable, assessing the accounting principles used and significant estimates made by management.

In our opinion, as at July 2, 2010, the Company was in compliance, in all material respects, with the Rule.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 13, 2010

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

DERIVATIVE REPORT BY THE AUDITORS

JULY 2, 2010

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

DERIVATIVE REPORT BY THE AUDITORS

To the Directors of
Ernst & Young Corporate (Canada) Inc.

We have audited the financial statements of Ernst & Young Corporate Finance (Canada) Inc. as at July 2, 2010 and for the year then ended, and reported thereon under date of August 13, 2010.

Pursuant to the requirements of Rule 17a-5(g)(1) of the Securities Exchange Act of 1934 (the "Rule"), we are required to report to you any material inadequacies found to exist in the accounting system, the internal accounting controls and the procedures for safeguarding securities during the aforementioned audit. For the purposes of understanding the nature of our reporting to you under the Rule, we have used the interpretations included in Rule 17a-5(g)(1)-(3), inclusive, of the Securities Exchange Act of 1934 as well as the guidance regarding Derivative Reports included in the Canadian generally accepted auditing standard's Assurance and Related Services Guideline 13 ("AuG-13"), "Special Reports on Regulated Financial Institutions". We also understand that practices and procedures that accomplish the objectives referred to in the Rule are considered by the United States Securities and Exchange Commission ("SEC") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the Rule. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the Rule and to assess whether those practices and procedures can be expected to achieve their stated objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The Rule also lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

During the course of the aforementioned financial statement audit, based on the interpretations referred to above, we noted no material inadequacies in the accounting system, the internal accounting controls and the procedures for safeguarding securities.

A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. No procedures have been carried out in addition to those necessary to form an opinion on the financial statements.

In addition, because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not consider the practices and procedures followed by the Company in any of the following areas:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

This report has been prepared in accordance with the applicable guidance on Derivative Reports included in AuG-13, issued by the Canadian Institute of Chartered Accountants, is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 13, 2010



ZEIFMANS
LLP
CHARTERED ACCOUNTANTS